                                            Registration Statement No. 333-67120


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                 OF A TRUSTEE PURSUANT TO SECTION 305(B)(2) [X]



                  BANK ONE TRUST COMPANY, NATIONAL ASSOCIATION
               (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)

           A NATIONAL BANKING ASSOCIATION                    31-0838515
                                                           (I.R.S. EMPLOYER
                                                        IDENTIFICATION NUMBER)

       100 EAST BROAD STREET, COLUMBUS, OHIO                 43271-0181
      (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)

                  BANK ONE TRUST COMPANY, NATIONAL ASSOCIATION
                              100 EAST BROAD STREET
                            COLUMBUS, OHIO 43271-0181
                ATTN: STEVEN M. WAGNER, DIRECTOR, (312) 407-1819
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                          ----------------------------

                              WELLS FARGO & COMPANY
               (Exact name of obligor as specified in its charter)

           DELAWARE                                 41-0449260
           --------                                 ----------
(State or other jurisdiction of                    (IRS Employer
 incorporation or organization)                 Identification No.)


                              420 MONTGOMERY STREET
                         SAN FRANCISCO, CALIFORNIA 94163
          (Address, including zip code of principal executive offices)

                          ----------------------------

                      GUARANTEE FOR 7.0% CAPITAL SECURITIES
                             in connection with the
                       Junior Subordinated Debt Securities
                         (Title of Indenture Securities)

ITEM 1.   GENERAL INFORMATION. FURNISH THE FOLLOWING INFORMATION
          AS TO THE TRUSTEE:

         (A) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

                  Comptroller of Currency, Washington, D.C.;
                  Federal Deposit Insurance Corporation,
                  Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C.

         (B)      WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

                  The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

                  No such affiliation exists with the trustee.

ITEM 16. LIST OF EXHIBITS. LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF ELIGIBILITY.

                  1. A copy of the articles of association of the trustee now in effect.

                  2. A copy of the certificates of authority of the trustee to commence business.

                  3. A copy of the authorization of the trustee to exercise corporate trust powers.

                  4.  A copy of the existing by-laws of the trustee.

                  5.  Not Applicable.

                  6.  The consent of the trustee required by
                      Section 321(b) of the Act.
                  7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                  8.  Not Applicable.

                  9.  Not Applicable.

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One Trust Company, NA, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 23rd day of August 2001.


                                        BANK ONE TRUST COMPANY, NA,
                                        TRUSTEE

                                        BY  /s/ CHRISTOPHER HOLLY
                                            ----------------------------------
                                            ASSISTANT VICE PRESIDENT